Exhibit 12.1

SRC ENERGY INC.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,		Four Months Ended December 31,	Year Ended August 31,
	2018	2017	2017	2016	2015	2015	2014	2013
	(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$71,607	$19,880	$142,383	$(219,083)	$(132,939)	$29,719	$43,867	$16,451
Fixed charges (see below)
Consolidated Interest Expense	—	—	11,842	—	—	245	—	97
Excluding write-off of debt issuance costs	—	—	(3,608)	—	—	—	—	—
Total adjusted earnings (loss) available for fixed charges	$71,607	$19,880	$150,617	$(219,083)	$(132,939)	$29,964	$43,867	$16,548
Fixed Charges:
Consolidated interest expense	$—	$—	$11,842	$—	$—	$245	$—	$97
Excluding write-off of debt issuance costs	—	—	(3,608)	—	—	—	—	—
Interest capitalized	9,481	2,343	15,124	5,732	1,092	3,384	1,434	1,130
Total fixed charges	$9,481	$2,343	$23,358	$5,732	$1,092	$3,629	$1,434	$1,227

Ratio of Earnings to Fixed Charges	7.6	8.5	6.4	-38.2	-121.7	8.3	30.6	13.5

(a)              For the year ended December 31, 2016 and the transition period ended December 31, 2015, earnings were insufficient to cover total fixed charges by $227.7 million and $134.0 million, respectively.